May 24, 2013

Electronic Delivery

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Middlesex Water Company Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”) Filed March 7, 2013 File No. 0-00422

Dear Mr. Thompson:

This letter responds to your comment letter dated May 14, 2013 and provides supplemental information with respect thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 6 – Capitalization, page 48,

Long-term Debt, page 48

1.	Please tell us whether you accounted for the November 2012 redemption and refinance transaction as an extinguishment or as a modification. Also, please provide us with your analysis of the present value of the remaining cash flows under the terms of the original debt instruments compared to the present value of the cash flows under the terms of the new debt instruments. Refer to guidance in ASC 470-50-40.

Response: Middlesex Water Company (the “Company”) repaid five series of long-term bonds (the “Refinanced Bonds”) held by existing bond holders (“Old Creditors”) with proceeds from three new series of bonds (“New Bonds”) issued to new bond holders (“New Creditors”). Bank of New York Mellon and U.S. Bank, National Association were the trustees for the Refinanced Bonds and Deutsche Bank National Trust Company is the trustee for the New Bonds.

Per Accounting Standards Codification (“ASC”) 470-50-05-2:

“This Subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment.”

The Company accounted for the transaction as an extinguishment because the New Bonds were issued to a new pool of creditors. Accounting for extinguishments by regulated entities such as the Company is discussed below. Since the New Bonds were issued to the New Creditors, and not the Old Creditors, the guidance regarding “modification” in ASC 470-50-40 is not applicable.

Mr. William H. Thompson May 24, 2013 Page 2

ASC 470-50-40-1 states “the general guidance for the extinguishment of liabilities is contained in Subtopic 405-20 and defines transactions that the debtor shall recognize as an extinguishment of a liability.” Per ASC 405-20-40-1:

“A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:
1.	Delivery of cash
2.	Delivery of other financial assets
3.	Delivery of goods or services
4.	Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds.
b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. For purposes of applying this Subtopic, a sale and related assumption effectively accomplish a legal release if nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt.”

Upon repayment of the Refinanced Bonds to the Old Creditors, the Company was legally released as the obligor by the Old Creditors. As such, the derecognition of the liability for the Refinanced Bonds was appropriate under the guidance in ASC 405-20-40-1.

The Company is subject to regulation in the states in which it operates and is required to maintain its accounts in accordance with regulatory authorities’ rules and guidelines, which may differ from other authoritative accounting pronouncements. In those instances, the Company follows the guidance provided in ASC 980, Regulated Operations (“ASC 980”). It should be noted that the reacquisition price for the Refinanced Bonds was equal to the net carrying value of the Refinanced Bonds. As a regulated entity, under ASC 980-470-40-1 through 980-470-40-3 (Regulated Operations-Debt), if there would have been a difference in the long-term debt’s reacquisition price as compared to its net carrying value:

“The difference between the entity's net carrying amount of the extinguished debt and the reacquisition price may be amortized as an adjustment of interest expense over some future period.”

Mr. William H. Thompson May 24, 2013 Page 3
2.	We note your disclosure that the NJEIT deobligated principal payments of several series of SRF long-term debt during each year presented. Please tell us how the deobligated principal payments are accounted for.

Response: Proceeds under the NJEIT SRF loan program are deposited into a Company trust account (the “Restricted Cash Account”). The proceeds may only be disbursed to the Company for expenditures for specifically identified construction project(s). Once a NJEIT SRF loan transaction is closed, the Company records the following entry:

Dr. Restricted Cash                  $X,XXX,XXX

Cr. Long-Term Debt                                                   $X,XXX,XXX

To record issuance of NJEIT SRF long-term debt and deposit of proceeds into a restricted trust account.

As costs are incurred, the Company submits requests for reimbursement from the Restricted Cash Account. When payments are received the Company records the following entry:

Dr. Cash                                      $XXX,XXX

Cr. Restricted Cash                                                     $XXX,XXX

To record reimbursement from NJEIT for costs incurred for covered construction project(s).

In the event there are restricted funds remaining in the Restricted Cash Account when the construction project is complete, the administrator for the NJEIT SRF loan program can direct the return of the unused loan proceeds to the lender and designate which future debt service payments will be deemed satisfied by the return of these unused proceeds.

In 2012 and 2011, the NJEIT deobligated future payments on several series of SRF long-term debt (as disclosed as a “Supplemental Disclosure of Non-Cash Activity” on the Statement of Cash Flows and in Note 6 of the Form 10-K). Upon notification of the deobligation by the NJEIT SRF loan program administrator, the Company records the following entry:

Dr. Long-Term Debt                 $XXX,XXX

Cr. Restricted Cash                                                   $XXX,XXX

To record return of unused proceeds to the NJEIT SRF loan program and reduce the related NJEIT long-term debt for the deobligation.

It should be noted that payment from the Restricted Cash Account is made to satisfy the NJEIT SRF long-term obligation and the Company is legally released as the obligor for this obligation by the NJEIT. As such, derecognition of the SRF long-term obligation liability is appropriate under the guidance in ASC 405-20-40-1 noted above in the response to Question 1.

Mr. William H. Thompson May 24, 2013 Page 4

Fair Value of Financial Instruments, page 50

3.	We note your disclosure that there was no quoted market price related to other long-term debt. Please tell us and disclose in future filings why it is not practical to estimate the fair value of other long term debt using other valuation techniques. Please refer to ASC 825-10-50-16.

Response: The Company believes it is not practicable to estimate the fair value for certain of its debt since there is no quoted market price and there is not an active market for these series of long-term debt (i.e. these series of long-term debt are not traded). As such, the other valuation techniques used would not indicate the fair value of this long-term debt. In future filings, the Company proposes to expand on its disclosure for these series of long-term debt as follows (changes are in bold):

For other long-term debt for which there was no quoted market price and there is not an active trading market, it was not practicable to estimate their fair value (for details, including carrying value, interest rate and due date on these series of long-term debt, please refer to those series noted as “Amortizing Secured Note” and “State Revolving Trust Note” on the Consolidated Statements of Capital Stock and Long-Term Debt).

As requested in your May 14, 2013 letter, we confirm the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are further questions or if any clarification of the above responses is needed, please feel free to contact the undersigned.

Sincerely,

/s/ A. Bruce O’Connor
Vice President and Chief Financial Officer

Cc: Mr. Anthony W. Watson